UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to Banco
Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on December 18th, 2009, at 5:30 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A., taking into consideration the current market changes and the trend of a constantly growing economic scenario, submits to the examination and resolution a proposal to increase the maximum number of Department Officers from 41 to 47 and create 15 positions of Regional Officer, and consequently to amend the Bylaws, in the “caput” of Article 12 and its Paragraph Two, Paragraph Four of Article 13, and Articles 14 and 19.

If this proposal is approved, the wording of the dispositions above will have the following wording: “Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year of term of office, will be constituted by 59 (fifty nine) to 97 (ninety seven) members, distributed in the following position categories: - Executive Officers: from 19 (nineteen) to 26 (twenty six) members, with 1 (one) Chief Executive Officer, from 7 (seven) to 10 (ten) Executive Vice Presidents and from 11 (eleven) to 15 (fifteen) Managing Officers; - Department Officers: from 27 (twenty seven) to 47 (forty seven) members; - Officers: from 6 (six) to 9 (nine) members; and Regional Officers: from 7 (seven) to 15 (fifteen) members. Paragraph Two - The requirements provided for in Item II of Article 18 and “caput” of Article 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President. Article 13) Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company. Article 14) In addition to the normal duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities: a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members; b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties; c) Managing Officers shall perform the duties assigned to them; d) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers; e) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers; f) Regional Officers shall guide and supervise the Service Branches under

Proposals of the Board of Directors to be submitted to Banco
 Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on December 18th , 2009, at 5:30 p.m.
.2.

their jurisdiction and perform the duties assigned to them. Article 19) To hold the position of Department Officer, Officer and Regional Officer the candidate must be an employee or officer of the Company or of its subsidiaries and, on the election date, must: I. Department Officer – be under 62 (sixty two) years old; II. Officer and Regional Officer – be under 60 (sixty) years old.”

Osasco, SP, November 27th, 2009

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antonio Bornia	- Vice Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

We declare this is a free English translation of part of the Minutes of the Special Meeting # 1,535, of the Bank’s Board of Directors, held on November 27th, 2009, drawn up in the Company’s records.

Banco Bradesco S.A.

Documents Made Available to Shareholders: this Proposal of the Board of Directors, the Call Notice and the Notice to Shareholders will be available to shareholders at Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Shareholders.

Representation: pursuant to Paragraph One of Article 126 of Law #6,404 of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions sending the original

Proposals of the Board of Directors to be submitted to Banco
 Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on December 18th , 2009, at 5:30 p.m.
.3.

power of attorney by mail or courier, preferably within 2 (two) business days in advance of the Shareholders’ Meeting estimated date to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus - Prédio Vermelho, 4o andar - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br and alternatively via fax (55 11) 3684-4630 or (55 11) 3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.